Exhibit 12

                                                   40 Weeks Ended
                                              October 7,     October 1,
(In thousands of dollars)                        1995          1994
Earnings:
  Pretax income                                $ 77,612      $ 87,066
  Fixed charges, net                            164,560        96,832

      Total earnings                           $242,172      $183,898

Fixed charges:
  Interest expense                             $135,046      $ 75,413
  Portion of rental charges
     deemed to be interest                       29,239        21,169
  Capitalized interest                              664           254

       Total fixed charges                     $164,949      $ 96,836

Ratio of earnings
   to fixed charges                                1.47          1.90

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.